100 King Street West, Suite 5700, Toronto, Ontario, Canada, M5X 1C7
Tel: +1 (416) 915-4149

444 Cedar Street, Suite 2060, St. Paul, MN 55101
Tel: +1 (651) 389-4100

www.polymetmining.com

TSX: POM, NYSE MKT: PLM

NEWS RELEASE	2014-3

POLYMET REPORTS FISCAL 2014 RESULTS

St. Paul, Minn., April 25, 2014 – PolyMet Mining Corp. (“PolyMet” or the “Company”) TSX: POM; NYSE MKT: PLM – today reported that it has filed its financial results for the year ended January 31, 2014. PolyMet controls 100% of the development-stage NorthMet copper-nickel-precious metals ore-body and the nearby Erie Plant, located near Hoyt Lakes in the established mining district of the Mesabi Iron Range in northeastern Minnesota.

The financial statements have been filed at www.polymetmining.com and on SEDAR and EDGAR and have been prepared in accordance with International Financial Reporting Standards ("IFRS"). All amounts are in U.S. funds. Copies can be obtained free of charge by contacting the Corporate Secretary at First Canadian Place, 100 King Street West, Suite 5700, Toronto, Ontario M5X 1C7 or by e-mail at info@polymetmining.com.

Earlier today, PolyMet announced the term of the convertible debentures originally issued in 2008 to Glencore AG, a wholly owned subsidiary of Glencore Xstrata plc ("Glencore"), had been extended for one year to September 30, 2015 (previously due September 30, 2014).

Douglas Newby, Chief Financial Officer, commented, "The debentures are convertible at a set price of US$1.2920 per share upon receipt of permits and construction finance. The extension reflects continued support from our largest shareholder and does not impact our anticipated schedule for permits in spring 2015. Following the very good rating from the US EPA on the project Supplement Draft EIS last month, our focus continues to be completion of permitting, securing construction finance, and completing pre-construction engineering and construction planning."

FINANCIAL HIGHLIGHTS

  Loss for the year ended January 31, 2014 was $8.132 million compared with $6.626 million for the prior year period. General and administrative expenses excluding non- cash stock-based compensation in the year ended January 31, 2014 were $4.957 million compared with $3.653 million in the prior year period, excluding non-cash stock based compensation.

  Shareholder, investor and public relations expenditures increased to $2.075 million from $0.571 million in the prior year period largely owing to increased public relations activities associated with the supplemental draft Environmental Impact Statement and investor relations activity associated with the $60.5 million rights offering completed in July 2013.

  At January 31, 2014 PolyMet had cash and cash equivalents of $32.790 million compared with $8.088 million at January 31, 2013.

  PolyMet invested $25.324 million into its NorthMet project during the year ended January 31, 2014, compared with $18.404 million in the prior year period, which included $2.092 million for purchase of wetland restoration properties.

  On April 25, 2014 PolyMet and Glencore, agreed (subject to approval of listing the additional shares from the NYSE MKT and the Toronto Stock Exchange) to extend the maturity of the convertible debt by up to a year to the earlier of the Early Maturity Event (receipt of permits necessary to start construction of the NorthMet project and availability of senior construction finance, in a form reasonably acceptable to Glencore) and September 30, 2015 from the earlier of the Early Maturity Event and September 30, 2014. As such, $31.967 million convertible debentures, which were a current liability at January 31, 2014, are now a long-term liability. PolyMet can trigger conversion of the debt to equity upon the Early Maturity Event.

  As of January 31, 2014 PolyMet had spent $68.357 million on environmental review and permitting, of which $61.866 million has been spent since the NorthMet project moved from exploration to development stage.

Key Statistics

(in ‘000 US dollars, except per share amounts)

Balance Sheet	January 31, 2014	January 31, 2013

Cash & equivalents	$32,790	$8,088
Working capital (see note)	30,095	2,629
Total assets	287,525	236,127
Total liabilities (see note)	91,193	93.215
Shareholders’ equity	196,332	142,912

Note: $31.967 million convertible debt shown as long term liability reflecting extension of due date.

	Year ended Jan 31,

Income Statement	2014	2013

General & administrative expense excluding non-cash share-based compensation	$4,957	$3,653
Non-cash share-based compensation	$1,697	$2,255

Other Expenses	$1,478	$718
Income (loss) before tax	$(8,132)	$(6,626)
Income (loss) per share	$(0.04)	$(0.04)

Investing Activities
NorthMet Property	$25,324	$18,404

Weighted average shares outstanding	236,303,304	178,949,306

* * * * *

About PolyMet
PolyMet Mining Corp. (www.polymetmining.com) is a publicly-traded mine development company that owns 100 percent of Poly Met Mining, Inc., a Minnesota corporation that controls 100 percent of the NorthMet copper-nickel-precious metals ore body through a long-term lease and owns 100 percent of the Erie Plant, a large processing facility located approximately six miles from the ore body in the established mining district of the Mesabi Range in northeastern Minnesota. Poly Met Mining, Inc. has completed its Definitive Feasibility Study and is seeking environmental and operating permits to enable it to commence production. The NorthMet project is expected to require approximately two million hours of construction labor, creating approximately 360 long-term jobs, a level of activity that will have a significant multiplier effect in the local economy.

POLYMET MINING CORP.

Per:	"Jon Cherry"
Jon Cherry, CEO

For further information, please contact:

Media
Bruce Richardson
Corporate Communications
Tel: +1 (651) 389-4111
brichardson@polymetmining.com

Investor Relations
Jenny Knudson
Investor Relations
Tel: +1 (651) 389-4110
jknudson@polymetmining.com

This news release contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “projects,” “plans,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved or their negatives or other comparable words. These forward-looking statements may include statements regarding the ability to receive environmental and operating permits, job creation, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent known and unknown risks and uncertainties. Actual results may differ materially from those in the forward-looking statements due to risks facing PolyMet or due to actual facts differing from the assumptions underlying its predictions.

PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Specific reference is made to PolyMet’s most recent Annual Report on Form 20-F for the fiscal year ended January 31, 2014 and in our other filings with Canadian securities authorities and the U.S. Securities and Exchange Commission for a discussion of some of the risk factors and other considerations underlying forward-looking statements.

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.